Exhibit (12)

TARGET CORPORATION
Computations of Ratios of Earnings to Fixed Charges for the
Three Months Ended May 2, 2015 and May 3, 2014
and for the Most Recent Five Fiscal Years

Ratio of Earnings to Fixed Charges	Three Months Ended		Fiscal Year Ended
(dollars in millions)	May 2, 2015	May 3, 2014	Jan 31, 2015	Feb 1, 2014	Feb 2, 2013	Jan 28, 2012	Jan 29, 2011
Earnings from continuing operations before income taxes	$1,154	$1,022	$3,653	$4,121	$5,056	$4,621	$4,495
Capitalized interest, net	3	(4)	(1)	(14)	(12)	6	2
Adjusted earnings from continuing operations before income taxes	1,157	1,018	3,652	4,107	5,044	4,627	4,497
Fixed charges:
Interest expense (a)	157	160	619	641	721	750	776
Interest portion of rental expense	27	28	108	108	106	110	110
Total fixed charges	184	188	727	749	827	860	886
Earnings from continuing operations before income taxes and fixed charges	$1,341	$1,206	$4,379	$4,856	$5,871	$5,487	$5,383
Ratio of earnings to fixed charges	7.29	6.41	6.02	6.48	7.10	6.38	6.08
(a) Includes interest on debt and capital leases (including capitalized interest) and amortization of debt issuance costs. Excludes interest income, the loss on early retirement of debt and interest associated with uncertain tax positions, which is recorded within income tax expense.